Exhibit 99.1

4900 West 78th Street	Tel: 952-820-0080	www.AugustTech.com
Bloomington, MN 55435 USA	Fax: 952-820-0060	info@augusttech.com

For Release on February 8, 2005

Contact:

Stan Piekos, Chief Financial Officer

August Technology

952-820-0080

Stan.Piekos@augusttech.com

August Technology and Directors Receive
 Purported Class Action Lawsuit

Minneapolis – February 8, 2005 – August Technology Corporation (NASDAQ:AUGT) announced today that the Company and each of its directors, Jeff O’Dell, James Bernards, Roger Gower, Michael Wright and Linda Hall Whitman have been named as defendants in a summons and complaint received by the Company on Friday, February 4, 2005 with respect to a purported shareholder class action lawsuit.  The lawsuit is brought in Minnesota State Court and claims that the directors have breached their fiduciary duties to the Company’s shareholders in connection with their actions in agreeing to the proposed merger with Nanometrics Incorporated.  The plaintiff seeks various forms of injunctive relief including an order enjoining the Company and the directors from consummating the merger with Nanometrics.  August Technology and its directors believe the lawsuit is without merit and plan to vigorously defend against the claims.

About August Technology

August Technology’s automated inspection, metrology and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market.  With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system.  Following detection August Technology’s decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions.  Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization.  Additional information can be found on the company’s web site at www.augusttech.com.

Additional Information and Where to Find It

Nanometrics Incorporated, August Technology Corporation and Minor League Merger Corporation (which will be renamed by Nanometrics Incorporated and August Technology Corporation in connection with the proposed merger) intend to file a joint proxy statement/prospectus in connection with the merger transaction involving Nanometrics Incorporated, Major League Merger Corporation, Minor League Merger Corporation and August Technology Corporation.  Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction.  The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nanometrics Incorporated and August Technology Corporation and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Nanometrics Incorporated and August Technology Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec/gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics Incorporated or August Technology Corporation investor relations at investors@nanometrics.com and invest@augusttech.com, respectively.

August Technology Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of August Technology Corporation with respect to the transactions contemplated by the Nanometrics Merger Agreement. Information regarding such officers and directors is included in August Technology Corporation’s Proxy Statement for its 2004 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 11, 2004.  This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from August Technology Corporation investor relations at invest@augusttech.com.

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